Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 22, 2009

H. Christopher Owings
United States Securities and Exchange Commission Mail
Stop 3561 Washington, DC 20549-5546

Re:              Solar Acquisition Corp.
Registration Statement on Form S-1, as amended Filed
April 8, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 22, 2009

Dear Mr. Owings,

Please see the responses to your letter below: Item 8A. Controls and Procedures, page 13

1.	It appears that you have inserted comment three from our letter dated April 10, 2009 into this section of your tiling. Please remove this comment from your disclosure.

The Comment has been removed.

Management's Report on Internal Control over Financial Reporting, page 13

2.
We note your response to comment one from our letter dated April 21, 2009. In the final paragraph in this section you state that your management evaluated the effectiveness of your internal control over financial reporting as of December 31., 2007. Please revise this statement to refer to the correct reporting period. We also note that you removed your statement that your annual report does not include an attestation report from your accountant as to your internal controls over financial reporting. Please see Item 308T of Regulation S-FC and amend your Form 10-K/A to include this statement.

We have reinserted the statement regarding the lack of attestation report from our accountant. This was omitted in error. We have also revised the date of December 31, 2007 to December 31, 2008.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/jis
Jillian Ivey Sidoti

Counsel for Solar Acquisitions Corp, Inc. du/JIS

cc: Clients